Exhibit 99.1

Compton Petroleum Corporation
Consolidated Balance Sheets
(unaudited) (000’s)

	September 30, 2009	December 31, 2008
		(audited)
Assets

Current
Cash	$-	$3,892
Accounts receivable	36,603	65,217
Risk management gain (note 14(b))	2,568	8,284
Other current assets	18,569	12,163
Future income taxes	11	-

	57,751	89,556

Property and equipment	2,013,660	2,088,668
Goodwill	9,933	9,933
Other assets	555	426

	$2,081,899	$2,188,583

Liabilities

Current
Accounts payable	$54,543	$125,292
Bank debt (note 3)	319,906	-
Risk management liability (note 14(b))	39	-
MPP term financing (note 8)	4,464	-
Future income taxes	745	2,403

	379,697	127,695

Bank debt (note 3)	-	289,401
Senior term notes (note 4)	472,766	539,920
Risk management loss (note 14(b))	3,185	-
Asset retirement obligations (note 7)	39,295	34,281
MPP term financing (note 8)	48,018	-
Future income taxes	283,081	302,834

	1,226,042	1,294,131

Non-controlling interest (note 8)	3,992	59,762

Shareholders’ equity

Capital stock (note 5)	237,349	237,703
Contributed surplus (note 9(a))	35,089	33,030
Retained earnings	579,427	563,957

	851,865	834,690

Commitments and contingent liabilities (note 17)
Subsequent events (note 18)
	$2,081,899	$2,188,583

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 1 -	Compton Petroleum Corporation – Q3 2009

Compton Petroleum Corporation
Consolidated Statements of Earnings and Comprehensive Income
(unaudited) (000’s, except per share amounts)

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008
Revenue
Oil and natural gas revenues	$47,258	$157,979	$170,281	$505,526
Royalties	(6,967)	(31,694)	(20,529)	(102,868)
	40,291	126,285	149,752	402,658

Expenses
Operating	17,839	27,447	59,141	84,735
Transportation	1,499	2,133	4,373	6,960
Administrative	6,790	8,261	21,171	24,499
Stock-based compensation (note 9(c))	946	2,555	2,647	9,172
Strategic review and restructuring (note 10)	366	2,669	2,524	8,903
Interest and finance charges (note 11)	16,170	15,002	44,811	46,449
Foreign exchange and other (gains) losses (note 15)	(43,149)	21,564	(70,920)	33,641
Risk management (gain) loss (note 14(c))	(6,411)	(73,563)	(17,372)	(12,995)
Depletion and depreciation	34,063	34,006	103,410	115,354
Accretion of asset retirement obligations (note 7)	853	748	2,353	2,385
	28,966	40,822	152,138	319,103

Earnings (loss) before taxes and non-controlling interest	11,325	85,463	(2,386)	83,555
Income taxes (note 13)
Current	(50)	13	514	31
Future	(2,249)	24,489	(21,422)	26,211
	(2,299)	24,502	(20,908)	26,242

Earnings before non-controlling interest	13,624	60,961	18,522	57,313
Non-controlling interest (note 8)	634	1,079	3,052	4,373

Net earnings and comprehensive income	$12,990	$59,882	$15,470	$52,940

Net earnings per share (note 12)
Basic	$0.10	$0.46	$0.12	$0.41
Diluted	$0.10	$0.46	$0.12	$0.40

Compton Petroleum Corporation
Consolidated Statements of Retained Earnings
(unaudited) (000’s)

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Retained earnings, beginning of period	$566,437	$602,217	$563,957	$609,852
Net earnings	12,990	59,882	15,470	52,940
Premium on redemption of shares (note 5)	-	(1,663)	-	(2,356)

Retained earnings, end of period	$579,427	$660,436	$579,427	$660,436

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 2 -	Compton Petroleum Corporation – Q3 2009

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(unaudited) (000’s)

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008
Operating activities
Net earnings	$12,990	$59,882	$15,470	$52,940
Amortization and other	(212)	(1,616)	574	(779)
Depletion and depreciation	34,063	34,006	103,410	115,354
Unrealized foreign exchange and other (gains) losses	(43,167)	24,440	(71,605)	26,537
Future income taxes	(2,249)	24,489	(21,422)	26,211
Unrealized risk management (gain) loss	6,446	(52,422)	8,940	(4,667)
Stock-based compensation	803	1,775	1,906	5,901
Accretion of asset retirement obligations	853	748	2,353	2,385
Asset retirement expenditures	(2,849)	(439)	(3,752)	(1,969)
Non-controlling interest	634	1,079	3,052	4,373
	7,312	91,942	38,926	226,286
Change in non-cash working capital	6,409	33,828	(14,283)	24,220

	13,721	125,770	24,643	250,506

Financing activities
Issuance (repayment) of bank debt	(21,123)	(229,260)	30,505	(159,089)
Proceeds from share issuances (net)	-	768	-	7,757
Distribution to partner	(764)	(2,293)	(3,822)	(6,879)
MPP term financing repayment	(1,087)		(1,798)
Redemption of common shares	-	(2,268)	(200)	(3,105)

	(22,974)	(233,053)	24,685	(161,316)

Investing activities
Property and equipment additions	(5,405)	(105,573)	(37,875)	(269,498)
Property acquisitions	50	-	(254)	(11,673)
Property dispositions	14,973	203,864	16,141	204,344
Change in non-cash working capital	(365)	1,733	(31,232)	(15,127)

	9,253	100,024	(53,220)	(91,954)

Change in cash	-	(7,259)	(3,892)	(2,764)

Cash, beginning of period	-	13,160	3,892	8,665

Cash, end of period	$-	$5,901	$-	$5,901

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 3 -	Compton Petroleum Corporation – Q3 2009

Compton Petroleum Corporation
Notes to the Interim Consolidated Financial Statements
(unaudited) (000’s, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”) explores for and produces petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

1.         BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2008, except as outlined in note 2.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2008.

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) in accordance with Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, as outlined in note 8.

All amounts are presented in Canadian dollars unless otherwise stated.

2.         CHANGES IN ACCOUNTING POLICIES AND PROCEDURES

On January 1, 2009, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”.  The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard has had no significant impact on the Corporation’s consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which requires all assets and liabilities of an acquired business be recorded at fair value at acquisition.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition related costs are expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.  The Corporation is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” and Section 1602, “Non-controlling Interests”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Corporation is currently assessing the impact of these new standards on its consolidated financial statements.

In February 2008, the Accounting Standards Board (“AcSB”) confirmed the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to International Financial Reporting Standards (“IFRS”) and set the date for convergence at January 1, 2011.  The Corporation is in the process of scoping the magnitude of the conversion project, identifying areas where differences exist between GAAP and IFRS and identifying areas where significant choices exist between alternative accounting treatments.  The Corporation expects the transition to IRFS to have an impact on the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 4 -	Compton Petroleum Corporation – Q3 2009

3.         BANK DEBT

	September 30, 2009	December 31, 2008

Authorized senior credit facility	$383,000	$500,000

Prime loans	$210,000	$20,000
Bankers’ acceptances	110,000	270,000
Bank indebtedness	350	-
Discount to maturity	(444)	(599)

Advances under the senior credit facility	319,906	289,401

Current	319,906	-
Non current	-	289,401

Advances under the senior credit facility	$319,906	$289,401

As at September 30, 2009, the Corporation had arranged a $383.0 million authorized senior credit facility with a syndicate of banks.  Under the terms of the renewal, the Corporation has available a revolving term facility authorized at $353.0 million and a revolving working capital facility authorized at $30.0 million.  The facility is subject to re-determination of the borrowing base twice a year as of December 31 and May 31, 2010, and is subject to renewal on July 1, 2010.  If not renewed in 2010 the facility will mature 1 day later on July 2, 2010; see also note 18 - Subsequent Events.

Advances under the new facility will bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and U.S. Base rate plus 4.25%
Bankers’ Acceptances rate and LIBOR rate plus 5.25%

As at September 30, 2009, the prime and bankers’ acceptance rates on the outstanding bank debt were 2.25% and 0.41%, respectively.

The amount that may be drawn on the credit facility is limited, in certain circumstances, by a provision contained in the note indenture governing the senior term notes (the adjusted consolidated net tangible assets (“ACNTA”) test).  The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2008 constant dollar prices.  At September 30, 2009, the ACNTA test capped the borrowings under the credit facilities to $383.0 million; see also note 4 - Senior Term Notes.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

4.         SENIOR TERM NOTES

	September 30, 2009	December 31, 2008

U.S. $450.0 million, 7.625% due December 1, 2013	$482,490	$551,070
Unamortized transaction costs	(9,724)	(11,150)

Carrying value	$472,766	$539,920

Unaudited Consolidated Financial Statements	- 5 -	Compton Petroleum Corporation – Q3 2009

The indenture governing the senior term notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and ACNTA test if the Ratio test is not met.  At each quarter end, the fixed charge coverage ratio must exceed a trailing four quarters 2.5 to 1 threshold and if the Ratio is less than 2.5 to 1 the value calculated under the ACNTA test must exceed borrowings under the credit facilities.  The Ratio restricts the Corporation’s ability to incur incremental debt, and the value determined under the ACNTA test restricts the borrowings under the credit facilities to the ACNTA calculated value.

At September 30, 2009, the calculation of the Ratio resulted in an amount of 2.18 to 1, falling below the minimum requirement and thereby restricting the amount of incremental borrowings the Corporation may incur.  The Corporation may incur up to $383.0 million under the credit facility and certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

5.         CAPITAL STOCK

Issued and outstanding
	September 30, 2009		December 31, 2008
	Number of shares	Amount	Number of shares	Amount

Common shares outstanding,
beginning of period	125,760	$237,703	129,098	$235,871
Shares issued for services	-	-	50	490
Shares issued under stock option plan	-	-	1,388	10,363
Shares repurchased	(187)	(354)	(4,776)	(9,021)

Common shares outstanding,
end of period	125,573	$237,349	125,760	$237,703

The Corporation’s normal course issuer bid program expired on March 24, 2009.  Under the program, the Corporation could purchase for cancellation up to 6 million of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.  During the nine months ended September 30, 2009, the Corporation purchased for cancellation 187.0 common shares at an average price of $1.07 per share (December 31, 2008 - 4,775.9 common shares at an average price of $1.85 per share) pursuant to the normal course issuer bid.  Any excess of the purchase price over book value has been charged to retained earnings, and any excess of the book value over the purchase price has been charged to contributed surplus.  The Corporation has not renewed the program.

See also note 18 - Subsequent Events.

6.         CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of senior term notes, bank debt, working capital, shareholders’ equity and MPP term financing. The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations,

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets, and

(c)	finance internally generated growth and potential acquisitions.

Unaudited Consolidated Financial Statements	- 6 -	Compton Petroleum Corporation – Q3 2009

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other (gains) losses (“adjusted EBITDA”).

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	September 30, 2009	December 31, 2008

Senior term notes	$482,490	$551,070
Bank debt	320,350	290,000
Long-term debt	802,840	841,070
Adjusted working capital (surplus) deficiency*	(629)	44,020
MPP term financing	52,482	-
Total net debt	854,693	885,090
Total shareholders’ equity	851,943	834,690

Total capitalization	$1,706,636	$1,719,780

Total net debt to capitalization ratio	50.1%	51.5%

* Adjusted working capital (surplus) deficiency excludes risk management items, related future income taxes, current MPP term financing and bank debt.

The Corporation’s total net debt to capitalization decreased from 51.5% at December 31, 2008 to 50.1% at September 30, 2009 largely as a result of the translation of the Corporation’s U.S. dollar denominated senior term notes, which impacts the carrying value of the senior term notes and shareholders’ equity.  The increase in bank debt is somewhat offset by a corresponding increase in positive working capital.

Compton’s senior term notes, due December 2013, are translated into Canadian dollars at the exchange rate at period end.  Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes.  The carrying value of the notes at September 30, 2009, decreased by $68.6 million from December 31, 2008 as a result of the unrealized gain on translation.

Unaudited Consolidated Financial Statements	- 7 -	Compton Petroleum Corporation – Q3 2009

At September 30, 2009, total net debt to adjusted EBITDA was 8.2x (December 31, 2008 - 2.9x) calculated on a trailing 12 month basis as follows:

	September 30, 2009		December 31, 2008

Total net debt	$854,693		$885,090

12 months ended	September 30, 2009		December 31, 2008

Net earnings (loss)	$(80,395)		$(43,003)
Add (deduct)
Interest and finance charges	59,273		60,911
Income taxes	(32,402)		14,824
Depletion and depreciation	146,029		157,973
Accretion of asset retirement obligations	3,110		3,142
Foreign exchange and other (gains) and losses	9,221		113,782

Adjusted EBITDA	$104,836		$307,629

Total net debt to adjusted EBITDA	8.2	x	2.9	x

The decline in commodity prices over the past year has impacted the Corporation’s operations and capital structure.  As a result, Compton’s capital structure, at September 30, 2009, is outside the internal targets of total net debt to adjusted EBITDA of 2.5 to 3.0 times.  Currently the Corporation is considering various alternatives to correct this issue including modifications to the Corporation’s capital expenditure program, divesting of assets, issuing new debt or equity and other potential alternatives; see actions taken note 18.  The Corporation has engaged the services of external advisors to assist in this initiative.

Compton is subject to certain financial covenants relating to its credit facility and senior notes.  At September 30, 2009, the Corporation is in compliance with all the covenants of the credit facility and senior notes, except is restricted to the amount of incremental borrowing; see note 4 - Senior Term Notes.

7.         ASSET RETIREMENT OBLIGATIONS

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

	September 30, 2009	December 31, 2008

Asset retirement obligations, beginning of period	$34,281	$36,696
Liabilities incurred	285	2,923
Liabilities settled and disposed	(9)	(6,345)
Accretion expense	2,353	3,142
Revision of estimate	2,385	(2,135)

Asset retirement obligations, end of period	$39,295	$34,281

Unaudited Consolidated Financial Statements	- 8 -	Compton Petroleum Corporation – Q3 2009

8.         MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta.  The Corporation processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP.  The Corporation does not have an ownership position in MPP, however, the Corporation manages the activities of MPP through a management agreement, and is considered to be the primary beneficiary of MPP’s operations.  Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership.  Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

	September 30, 2009	December 31, 2008

Non-controlling interest, beginning of period	$59,762	$63,311
Earnings attributable to non-controlling interest	3,052	5,622
Distribution to Partner	(3,822)	(9,171)
MPP term financing	(55,000)	-

Non-controlling interest, end of period	$3,992	$59,762

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of 5 years, expiring on April 30, 2014.  As a result, a principal amount of $55.0 million of the non-controlling interest was transferred to MPP term financing and a reduction in the non-controlling interest.  Over the renewal terms, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities.  The fee is comprised of a fixed base fee of $0.8 million per month in respect of the MPP term financing, plus MPP operating costs, net of third party revenues.

Compton may renew the processing agreement in 2014 under terms determined at that time or purchase the Partnership units for the predetermined amount of $27.8 million; the outstanding amount of the MPP term financing at the time of renewal in 2014.  In the event that the Corporation does not renew the processing agreement nor exercise the purchase option, the Limited Partner may dispose of the Partnership units to an independent third party.

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders.  The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Corporation pursuant to the processing agreement.  The maximum liability at September 30, 2009 is $44.0 million, payable over the remaining term of the processing agreement.  The Corporation has determined that its exposure to loss under these arrangements is minimal, if any.

Unaudited Consolidated Financial Statements	- 9 -	Compton Petroleum Corporation – Q3 2009

9.         STOCK-BASED COMPENSATION PLANS

(a)        Stock option plan

The following tables summarize the information relating to stock options:

	September 30, 2009		December 31, 2008
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of period	11,131	$8.07	12,084	$8.49
Granted	3,120	1.06	1,512	3.97
Exercised	-	-	(1,388)	5.24
Forfeited	(5,804)	7.41	(1,077)	10.66

Outstanding, end of period	8,447	$5.93	11,131	$8.07

Exercisable, end of period	3,892	$9.16	7,428	$7.59

The range of exercise prices of stock options outstanding and exercisable at September 30, 2009 was as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options outstanding	Weighted average exercise price

$0.79 - $1.99	3,672	4.5	$1.07	-	$-
$2.00 - $6.99	1,438	1.7	3.68	1,436	3.68
$7.00 - $11.99	1,663	2.0	10.89	1,060	10.91
$12.00 - $17.15	1,674	1.1	13.59	1,396	13.47

	8,447	2.9	$5.93	3,892	$9.16

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Weighted average fair value of options granted	$0.49	$4.35	$0.55	$3.95
Risk-free interest rate	1.9%	3.4%	1.5%	3.4%
Expected life (years)	3.0	5.0	3.0	5.0
Expected volatility	50.0%	38.5%	70.0%	38.4%

Unaudited Consolidated Financial Statements	- 10 -	Compton Petroleum Corporation – Q3 2009

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation and other items:

	September 30, 2009	December 31, 2008

Contributed surplus, beginning of period	$33,030	$24,233
Stock-based compensation expense	1,906	8,826
Stock options exercised	-	(3,096)
Excess of book value over purchase price on normal course issuer bid	153	3,067

	$35,089	$33,030

(b)        Restricted share unit plan

On March 1, 2008, the Corporation implemented a Restricted Share Unit Plan (“RSU” or “the Plan”) for employees, officers and directors.  The purpose of the Plan is to attract and retain personnel necessary to the successful operation of the Corporation and promote greater alignment of their interests to that of Compton’s shareholders.  Under the Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the Plan.  Generally RSUs so granted vest over three years commencing with the first anniversary date of the grant and entitles the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU.  As at September 30, 2009, there are 282.5 RSUs outstanding under the Plan.  In 2008, the Board of Directors, fixed a minimum cash payment amount of $12.00 per RSU which relates to 175.8 RSUs at September 30, 2009.  The balance was issued at fair value to officers and directors of the Corporation.  The Plan is currently inactive with no RSUs issued subsequent.

In accordance with CICA Handbook section 3870 the Corporation recognizes, as compensation costs, the change in the intrinsic value of the RSUs over the vesting period.  During the nine months ending September 30, 2009, the Corporation recognized, within stock-based compensation, $0.7 million (September 30, 2008 - $3.3 million) of compensation costs related to outstanding RSUs.  The corresponding liability is included in accounts payable as at September 30, 2009.  All outstanding RSUs expire in 2011.

(c)        Stock-based compensation expense

The following table presents amounts charged to stock-based compensation expense during the period ended:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Stock option plan	$803	$1,775	$1,906	$5,901
Restricted share unit plan	143	780	741	3,271

	$946	$2,555	$2,647	$9,172

Unaudited Consolidated Financial Statements	- 11 -	Compton Petroleum Corporation – Q3 2009

10.       STRATEGIC REVIEW AND RESTRUCTURING

On June 30, 2008, the Corporation began a strategic review process that concluded December 31, 2008 for an aggregate cost of $33.0 million.

In 2009, the Corporation initiated a restructuring process that is ongoing.  To date $2.1 million of costs have been incurred.

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Strategic review costs	$-	$2,669	$406	$8,903
Restructuring costs	366	-	2,118	-

	$366	$2,669	$2,524	$8,903

11.       INTEREST AND FINANCE CHARGES

Amounts charged to interest expense during the period were:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Interest on bank debt, net	$4,979	$4,992	$9,245	$17,415
Interest on senior term notes	9,867	9,334	31,525	27,355
Other finance charges	1,324	676	4,041	1,679

	$16,170	$15,002	$44,811	$46,449

Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

12.       PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Weighted average common shares outstanding - basic	125,573	130,219	125,575	129,737
Effect of stock options	689	876	335	3,181

Weighted average common shares outstanding - diluted	126,262	131,095	125,910	132,918

Unaudited Consolidated Financial Statements	- 12 -	Compton Petroleum Corporation – Q3 2009

13.       INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Earnings (loss) before taxes and non-controlling interest	$11,327	$85,463	$(2,384)	$83,555

Canadian statutory rates	29.0%	29.5%	29.0%	29.5%
Expected income taxes	$3,285	$25,212	$(691)	$24,649
Effect on taxes resulting from:
Non-deductible stock-based compensation	233	523	553	1,741
Effect of tax rate changes and temporary differences recorded at future rates	871	(4,248)	(8,429)	(3,507)
Non-taxable capital (gains) losses	(6,194)	2,037	(10,211)	2,667
Other	(494)	978	(2,130)	692

Provision for income taxes	$(2,299)	$24,502	$(20,908)	$26,242

Current	$(50)	$13	$514	$31
Future	(2,249)	24,489	(21,422)	26,211

	$(2,299)	$24,502	$(20,908)	$26,242

14.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At September 30, 2009, the Corporation’s financial assets and liabilities consist of accounts receivable, other current assets, accounts payable, bank debt, senior term notes, risk management assets and liabilities relating to the use of derivative financial instruments, and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

Unaudited Consolidated Financial Statements	- 13 -	Compton Petroleum Corporation – Q3 2009

(a)        Fair value of financial assets and liabilities

The fair value of financial assets and liabilities were as follows:

	September 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held-for-trading
Cash	$-	$-	$3,892	$3,892
Other current assets	$18,569	$18,569	$12,163	$12,163
Risk management *	$(656)	$(656)	$8,284	$8,284
Loans and receivables
Accounts receivable	$35,953	$35,953	$65,217	$65,217

Financial liabilities
Other financial liabilities
Accounts payable	$53,893	$53,893	$125,292	$125,292
Bank debt	$319,906	$319,906	$289,401	$289,401
MPP term financing *	$52,482	$52,482	$-	$-
Senior term notes	$472,766	$361,868	$539,920	$154,300

* includes assets and liabilities, current and non-current

The carrying value of cash, accounts receivable, other current assets, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest.  The senior term notes trade in the U.S. and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.

(b)        Risk management assets and liabilities

(i)         Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	Commodity Contracts	Foreign Currency	Total September 30, 2009	Total December 31, 2008
Unrealized gain (loss)
Current asset	$2,568	$-	$2,568	$8,284
Unrealized loss
Current liability	-	(39)	(39)	-
Non-current liability	(3,185)	-	(3,185)	-

Total unrealized gain (loss)	$(617)	$(39)	$(656)	$8,284

Unaudited Consolidated Financial Statements	- 14 -	Compton Petroleum Corporation – Q3 2009

(ii)         Net fair value of commodity positions

On September 30, 2009, the Corporation had the following commodity contracts in place:

Commodity	Term	Daily Notional Volume per GJ	Average Price per GJ	Mark-to- Market

Natural Gas
Collar	Apr./09 - Oct./09	15,000	$6.25 - $7.18	$1,570
Collar	Jul./09 - Jun./10	14,000	$4.50 - $5.80	(149)
Collar	Jul./09 - Jun./11	30,250	$4.52 - $7.01	(860)
Collar	Jul./09 - Oct./11	10,000	$4.50 - $7.00	(1,178)

Total unrealized commodity gain (loss)				$(617)

(c)        Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings and other comprehensive income during the periods relating to commodity prices and foreign currency transactions are summarized below:

Nine months ended September 30	Commodity Contracts	Foreign Currency	2009 Total	2008 Total

Unrealized change in fair value	$8,901	$39	$8,940	$(4,667)
Realized cash settlements	(26,312)	-	(26,312)	(8,328)

Total (gain) loss	$(17,411)	$39	$(17,372)	$(12,995)

Three months ended September 30	Commodity Contracts	Foreign Currency	2009 Total	2008 Total

Unrealized change in fair value	$6,406	$39	$6,445	$(52,422)
Realized cash settlements	(12,856)	-	(12,856)	(21,141)

Total (gain) loss	$(6,450)	$39	$(6,411)	$(73,563)

(d)        Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)         Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

—         Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

Unaudited Consolidated Financial Statements	- 15 -	Compton Petroleum Corporation – Q3 2009

At September 30, 2009, with respect to commodity contracts in place on that date, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $5.3 million.  A similar decline in commodity prices would have had the opposite impact.

—         Foreign exchange rate risk

Compton is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in U.S. dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/U.S. exchange rates the Corporation maintains a mix of U.S. and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars to manage the risk.

At September 30, 2009, with respect to the Corporation’s senior term notes, a $0.01 change in the U.S.$/CDN$ exchange rate would impact the value of the notes by $4.5 million and increase interest expense by $0.3 million before tax.

—         Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate bank debt.  At September 30, 2009, a 100 bps increase in interest rates would have impacted before tax earnings by $2.4 million (September 30, 2008 - $3.2million) assuming the change in interest rates occurred at the beginning of the year.

(ii)         Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 1.0% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at September 30, 2009 were current.

In-the-money derivative financial instrument contracts are with investment grade Canadian financial institutions that are also members of the Corporation’s banking syndicate.  At September 30, 2009, three financial institutions held all of the outstanding in-the-money net financial instrument contracts.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

Unaudited Consolidated Financial Statements	- 16 -	Compton Petroleum Corporation – Q3 2009

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)         Liquidity risk

Compton is exposed to liquidity risk which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.  In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its credit facility.  The credit facility provides for accommodations by way of prime loan, bankers’ acceptance, U.S. base rate loan or libor loan.  Canadian and U.S. direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or libor loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio. On July 2, 2009, the Corporation renewed the existing credit facility for a further one year term under conditions outlined in note 3 to these consolidated financial statements.  Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.

The timing of cash outflows relating to financial liabilities are outlined below:

	1 year	2-3 years	4-5 years	Total

Accounts payable	$53,893	$-	$-	$53,893
Bank debt	320,350	-	-	320,350
MPP term financing	9,592	19,185	15,188	43,965
Senior term notes	-	-	482,490	482,490

	$383,835	$19,185	$497,678	$900,698

15.       FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

Amounts charged to foreign exchange and other (gains) losses during the period ended are as follows:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Foreign exchange (gain) loss on translation of U.S.$ debt	$(40,635)	$19,174	$(68,580)	$32,899
Other foreign exchange (gain) loss	(425)	(2,269)	(504)	(2,233)
Marketable securities valuation (gain) loss	(2,089)	4,659	(1,836)	2,975

Total (gain) loss	$(43,149)	$21,564	$(70,920)	$33,641

Unaudited Consolidated Financial Statements	- 17 -	Compton Petroleum Corporation – Q3 2009

16.       SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period for interest expense and capital taxes are as follows:

	three months ended September 30,		nine months ended September 30,
	2009	2008	2009	2008

Interest paid	$5,632	$4,928	$34,706	$35,438
Taxes paid	42	44	42	44

	$5,674	$4,972	$34,748	$35,482

17.       COMMITMENTS AND CONTINGENT LIABILITIES

The Corporation is involved in various legal claims associated with normal operations.  These claims, although unresolved at the current time, in Management’s opinion, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

18.       SUBSEQUENT EVENTS

(a)	Overriding royalty sale

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty (“ORR”) to a third party, effective October 1, 2009.  The transaction, which closed October 26, 2009, was for the sale of a 2.5% overriding royalty for gross proceeds of $47.5 million.  The agreement also provides for an option to purchase up to an additional 2.5% ORR for $47.5 million by December 24, 2009.  Concurrent with the sale of the ORR in October 2009, the authorized limit on the senior credit facility was reduced to $345.5 million.  Should the option to purchase an additional ORR in December 2009 be exercised, the authorized limit would be reduced by up to a further $37.5 million.

Assuming the full exercise of the option, the ORR will represent 5.0% of the gross production revenue on the Corporation's existing land base less certain transportation costs and marketing fees, calculated on a monthly basis.  Substantially all of the Corporation’s current proved, probable and possible assets are included in this ORR.

Sale proceeds will be netted against the Corporation’s petroleum and natural gas asset base without gain or loss, consistent with full cost accounting guidance.

(b)	Equity financing

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.4 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share at a price of $1.55 at any time prior to October 5, 2011.

Net proceeds from both the financing and overriding royalty sale were used to reduce the Corporation’s bank debt and to strengthen liquidity under management’s capital restructuring plan.

Unaudited Consolidated Financial Statements	- 18 -	Compton Petroleum Corporation – Q3 2009

19.       RECLASSIFICATION

Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.

Unaudited Consolidated Financial Statements	- 19 -	Compton Petroleum Corporation – Q3 2009